EXHIBIT (11)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

Amounts in millions except per share amounts

	Three Months Ended September 30
	2008	2007
BASIC NET EARNINGS PER SHARE
Net earnings	$3,348	$3,079
Preferred dividends, net of tax benefit	47	42

Net earnings available to common shareholders	$3,301	$3,037

Basic weighted average common shares outstanding	3,012.4	3,117.6

Basic net earnings per common share	$1.10	$0.97

DILUTED NET EARNINGS PER SHARE
Diluted net earnings	$3,348	$3,079

Basic weighted average common shares outstanding	3,012.4	3,117.6
Add potential effect of:
Conversion of preferred shares	141.2	146.2
Exercise of stock options and other Unvested Equity awards	85.9	90.4

Diluted weighted average common shares outstanding	3,239.5	3,354.2

Diluted net earnings per common share	$1.03	$0.92